                        FILED BY ADVANCED DIGITAL
                        INFORMATION CORPORATION
                        PURSUANT TO RULE 425 UNDER
                        THE SECURITIES ACT OF 1933

                        SUBJECT COMPANY:
                        ADVANCED DIGITAL
                        INFORMATION CORPORATION

                        COMMISSION FILE NO. 0-21103

    Set forth below is a PowerPoint presentation utilized by Advanced Digital Information Corporation.

ADVANCED DIGITAL INFORMATION CORPORATION
INTELLIGENT STORAGE.

Data Wave

— Global Communications

— Digitization of Information

(1) Represents disk storage capacity sold annually as estimated by International Data Corporation.

Customer Vision

  •
  Greater volume of data...

  •
  becoming higher value information...

  •
  requiring multiple technologies...

  •
  supplied by many competitors...

  •
  over wider areas...

  •
  with evolving standards.

Fundamental Shift in IT Spending

Source: IDC

Storage Network Components

ADIC Storage Solutions

Why Pathlight?

Intelligent Storage

ADIC Intelligent Storage

ADIC Channel Sales

1000's of Sales Professionals  •  1000's of Systems Engineers

ADIC Results

COMBINED ANNUAL REVENUES

Summary

  •
  Exceptional market

  •
  Broad Product Technology

  •
  Leveraged Multi-Channel Focus

  •
  Demonstrated Performance

  INTELLIGENT STORAGE.

On January 31, 2001, ADIC filed a Current Report on Form 8-K and ADIC will file a Registration Statement on Form S-4, including a Prospectus, with the SEC relating to the merger. We urge you to read the 8-K and, when available, the Prospectus because they will contain important information. The Prospectus will be sent to stockholders of Pathlight Technology, Inc. in connection with the solicitation of their approval of the merger. You may obtain a free copy of the 8-K and the Registration Statement on Form S-4 at the SEC's web site at www.sec.gov, once it is filed with the SEC. These documents may also be obtained free of charge by request to ADIC, PO Box 97057, Redmond, WA 98073-9757, Attention: Investor Relations.

ADVANCED DIGITAL INFORMATION CORPORATION
INTELLIGENT STORAGE.